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Sunset

Houston, TX

- Houston's newest rooftop bar in its most up and coming neighborhood, East Downtown (EaDo)
- Unique views of the downtown skyline and surrounding sports stadiums
- Wine, rotating craft beer, and globally-inspired cocktail menu created by a Level 2 Sommelier
- The best place to go #chasingsunsets in Houston

Revenue Sharing Notes ?

Multiple	1.40x
Maturity	48 months
Minimum Target	$75,000 ?

View Key Terms

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Company Description

As a 12-year Houston resident who was born into the hospitality industry and is also a second generation lounge owner, Dominic Moreau knew a good location for a bar when he spotted one. Being an Astros fan, Dominic was on his way to 8th Wonder after the game and spotted a "For Lease" sign on one of the buildings. With a surge of excitement, he knew he needed to call the number and what unfolded was the birth of Sunset – an upscale rooftop lounge in the heart of East Downtown.

Inspired by the views the location boasted of Houston's skyline and the rapid rejuvenation of East Downtown, or "EaDo", neighborhood continues to undergo, Moreau wanted to bring something new to the expanding roster of beer gardens, breweries, sports bars, and nationally-recognized restaurants that could be found in the area.



Sunset will be an upscale lounge establishment, decorated with an eye for classic 50's design — the kind of place you could envision a modern Frank Sinatra singing in — perfect for pre- or post-dinner drinks. The showstopper won't be a musical number, but the 1,600 square foot patio for guests to enjoy their drinks on, beyond the entirely glass wall separating the exterior space from the interior.

In addition to unparalleled views of downtown and the surrounding sports stadiums that Sunset will have premier access to as the tallest bar in the area, the rooftop will also have plenty of seating. The outdoor area will feature glowing patio centerpieces where patrons can enjoy the city views, be assisted by dedicated outdoor servers and order drinks through a waiting window.



Mock up of patio viewed through glass wall inside, skyline view from patio

Inside, a lounge atmosphere will be complemented with entertainment in the form of DJs or lounge singers who'll perform on a stage which can be discreetly hidden with additional seating when not in use. The eclectic bar and tables will be designed by a local artist, and ample couches, chairs and barstools will aid the relaxing vibe on offer. Though it won't be confused for one of the city's ubiquitous sports bars, a handful of television screens will enable guests to follow the games in a refined atmosphere, and allow the bar to serve those that want to keep up to date on the city's major sporting attractions without being doused in beer after an incredible play.

The menu includes a carefully curated selection of martinis, cocktails inspired by sunsets around the world, and a rotating selection of local craft beers, including those from several of the breweries found nearby. While living in Houston, Dominic became a level two sommelier and will be heavily involved in the drinks menu development. It was his love of martinis and the martini bar he spent many years working at in San Diego that inspired the menu's signature cocktail. His travels around the globe gave rise to the concept for the remainder of the cocktail menu, influenced by certain cities' spectacular sunsets.





A rooftop bar is a rarity in Houston, and much more so in the revitalizing neighborhood of EaDo, where Sunset will stand out for not only its fantastic proximity to the Dynamo's, Astros', and Rockets' stadiums as well as the convention center, but also for its unparalleled view. Guests will be able to access the bar via a private entranceway at street level with both an elevator and stairway bypassing the building's ground floor tenants, leading up to its location on the top floor.


ROOF DECK
LEVEL 3
22' - 1"
LEVEL 2
10' - 10"
LEVEL 1
SITE
0' - 0"
EAST FACING ELEVATION


ROOF TOP
LEVEL 3 CEILING
ROOF DECK
LEVEL 3
22' - 1"
EXISTING BUILDING POWER INFEED
LEVEL 2
10' - 10"
EXISTING SIDEWALK
LEVEL 1
SITE

Learn more:

Key Terms

Issuer	Sunset Patio Lounge, LLC
Securities	Revenue Sharing Notes
Offering Amount	Minimum of $75,000 to maximum $150,000
Investment Multiple	**1.40x**
Payments	**Monthly**
Revenue Sharing Percentage	Issuer will share a 14.0% of monthly gross revenues with NextSeed investors.
Maturity	**48 Months**
Security Interest	Blanket lien on all assets of the business
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

The total anticipated project cost for Sunset is $450,000. The owner has committed $79,000 in equity to date. Proceeds from the NextSeed raise, if the $75,000 minimum is hit, will be used for the bar's buildout, including finishings, plumbing, and electrical work.

Funds raised above the $75,000 minimum will be used for completion of the bathroom, bar, electrical and finishes.






ST. EMANUEL STREET
HUTCHINS STREET
EAST VILLAGE NORTH
138-293

Revenue Sharing Summary*

Once the Issuer commences operations, the Issuer will share a percentage of each month's gross revenue with the investors as a group until they are paid in full.

Monthly Revenue Sharing Percentage: 14.0%

Each investor will receive its proportionate share of the monthly payments made to the investors as a group. Payments begin when the business starts generating revenues, which is usually when it opens.

Example:

Total Raise Amount: $100,000	**You Invest**: $1,000
Month: 3	*Revenue:* $100,000

If the issuer generates $100,000 in revenue during this month, the issuer will make a $14,000 payment ($100,000 x 14.0% = $14,000) to investors. Since you invested with 1% of the total amount raised ($1,000 / $100,000 = 1.0%), you would receive a $140.00 payment in Month 3.

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. The exact length of time that it will take the Issuer to pay each investor in full cannot be known in advance since the Issuer's actual revenues may differ from its reasonable forecasts. If any balance remains outstanding on the maturity date, the Issuer is contractually required to promptly pay the entire outstanding balance due to each investor. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

EARLY BIRD REWARD

First 100 investors who invest $500 or more will receive:

- An additional $25 credit to be used in one visit at Sunset

100 of 100 available

Invest $500 or more

- Invitation for 2 to the Sunset Launch Party

Invest $1,000 or more

- Invitation for 2 to the Sunset Launch Party
- VIP Sunset Investor: Access to one complimentary drink. One drink per day in perpetuity with a $12 max limit.
- $100 Credit for a Happy Hour hosted by you

Invest $5,000 or more

- Invitation for 4 to the Sunset Launch Party
- VIP Sunset Investor: Access to one complimentary drink. One drink per day in perpetuity with a $12 max limit.
- $300 Credit for a Happy Hour hosted by you

Invest $10,000 or more

- Invitation for 4 to the Sunset Launch Party
- VIP Sunset Investor: Access to one complimentary drink. One drink per day in perpetuity with a $12 max limit.
- $500 Credit for a Happy Hour hosted by you
- Inspire the creation of a new Sunset cocktail

Business Model

The George R. Brown Convention Center sits just one block from the official perimeter of EaDo, and yet its constantly renewing cast of convention attendees and tourists is still underserved by the neighborhood's existing bars and restaurants.

As EaDo is easily the most convenient neighborhood for convention-goers to spend their leisure time in outside of their scheduled events, Sunset is anticipating its upscale, cosmopolitan atmosphere will begin to lure them in with a more attractive and professional alternative to the area's sports bars and breweries. As such, a special events coordinator will be responsible for bringing in some of the convention-goers who stay in the nearby hotels, and booking private parties made up of the endless supply of visitors to the city hub.



View of convention center from patio

Dominic also plans to leverage his industry connections with the Houston Concierge Association to bring in even more guests, and lean on his familiarity with both the city of Houston and his vast experience in the hospitality industry to ensure Sunset is both adhering to current trends and longstanding industry standards. Dominic started working at a bar as the doorman when he was 21 years old, and has worked in every part of the industry as he made his way from bar back to tender to manager and owner.

To ensure weather isn't an issue for guests outside, Sunset plans to add an awning, where seasonal assistants like misters and heaters can be added to external rain cover. This will make the bar's crowdpleaser usable even in inclement weather, whether rain or the heights of Houston's summer.

A custom designed neon sign of the words "Chasing Sunsets" will be mounted on the wall inside, where guests will be free to snap photos to post on social media, along with the bar's hashtag, #chasingsunsets. That is of course if they're able to tear their phone cameras away from the utterly unique perspective the bar boasts of the Houston outline.

Sunset will be open 7 nights a week, from at least happy hour until 2:00 AM, able to serve those looking for a drink to complement dinner at one of the area's nearby destination restaurants, or the event-goers heading to or from the different stadiums for one of the multiple games held weekly.

Location Analysis

Houston's East Downtown neighborhood was once a forgotten area, but is now the heart of the city's craft brewing boom, the new frontier for exciting restaurants, and one of the region's hottest property markets. Each week, thousands of people pour into the streets surrounding the Dynamo's and Astros' nearby stadiums for games, concerts or other events, turning the neighborhood into something resembling one big extended fan zone.


Downtown Houston
Toyota Center
Discovery Green Park
George R. Brown Convention Center
Minute Maid Park
Rodeo Goat
Truck Yard
8th Wonder Brewery
Chapman and Kirby
Sunset
Little Woodrow's
East Downtown (EaDo)
Lucky's Pub
Pitch 25
BBVA Compass Stadium

Thanks to the popularity of the urban stadiums and the economic importance of the nearby George R. Brown Convention Center, the surrounding area benefits from access to public transportation, which is unusual for most of Houston. Two of the METRORail lines serve the neighborhood, and Sunset will be less than a 10 minutes walk from the EaDo station.

Recent openings like Truck Yard, an enormous food truck hub and beer garden, and Bon Appetit-recognized restaurants like Nancy's Hustle have joined pioneering spots like 8th Wonder Brewery in drawing crowds to EaDo independent of its sports pedigree, increasing the speed with which the area's evolution is occurring.

The rooftop view Sunset pairs with its drinks will be something entirely new to the EaDo community, and a rarity for Houston in general, where the best views are typically reserved for hotel watering holes and swimming pools. Now, they'll be accessible in one of the city's most popular and sociable neighborhoods, and will let patrons see a whole new side of H-Town.

Leadership



Dominic Moreau, *Owner*

Growing up in his mother's hotel lounge, Dominic has worked in every facet of the business as he made his way toward owner status. Moving to Houston in 2006, he began working at the NRG Stadium as the venue's beverage purchaser before helping to open the city's House of Blues. In 2016 he opened his own place, Hops Meets Barley, in Houston's River Oaks neighborhood, before selling it in 2017.

History

- **2008**
  Dominic becomes director of House of Blues Houston
- **2016**
  Dominic opens Hops Meets Barley
- **2017**
  Dominic sells Hops Meets Barley
- **2018**
  Dominic signs the lease on 2119 Dallas Street, Sunset's new home
- **June 2019**
  Anticipated opening of Sunset

The business's Anticipated Opening Date is its best estimate, and the timetable can vary significantly due to unforeseen circumstances.

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